Filed by Clearwire Corporation Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: New Clearwire Corporation
Commission File Number for the Related Registration
Statement on Form S-4: File No. 333-153128
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
     In connection with the proposed transactions with Sprint Nextel Corporation, a Kansas Corporation (“Sprint”), Intel Corporation, a Delaware corporation (“Intel”), Google Inc., a Delaware corporation (“Google”), Comcast Corporation, a Pennsylvania corporation (“Comcast”), Time Warner Cable Inc., a Delaware corporation (“Time Warner Cable”), and Bright House Networks, LLC, a Delaware limited liability company (“Bright House” and, collectively with Intel, Google, Comcast, Time Warner Cable and Bright House, the “Investors.”), Clearwire Corporation (“Clearwire”) filed a proxy statement concerning the transactions with the U.S. Securities and Exchange Commission (the “SEC”). STOCKHOLDERS OF CLEARWIRE ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.
     Investors and security holders will be able to obtain free copies of the proxy statement and other documents filed with the SEC by Clearwire through the web site maintained by the SEC at www.sec.gov. Free copies of the proxy statement, when available, and Clearwire’s other filings with the SEC also may be obtained from Clearwire, by directing a request to Investor Relations at (425) 216-4735. In addition, investors and security holders may access copies of the documents filed with the SEC by Clearwire on Clearwire’s website at www.clearwire.com, when they become available.
     Clearwire, and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from Clearwire’s stockholders with respect to the transactions contemplated by the definitive agreement between Sprint, the Investors and Clearwire. Information regarding Clearwire’s directors and executive officers is contained in Clearwire’s Annual Report on Form 10-K for the year ended December 31, 2007 and its definitive proxy statement filed with the SEC on April 29, 2008 for its 2008 Annual Meeting of Stockholders, which are filed with the SEC. You can obtain free copies of these documents from Clearwire using the contact information set forth above. Additional information regarding interests of such participants will be included in the proxy statement that will be filed with the SEC and available free of charge as indicated above.
Forward-Looking Statements
     This filing contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements about future revenue, profits, cash flows and financial results, the market for Clearwire’s services, future service offerings, change of control, industry trends, client and partner relationships, Clearwire’s operational capabilities, future financial structure, uses of cash, anticipated dilution or accretion of acquisitions or proposed transactions. Actual results may differ materially from those stated in any forward-looking statements based on a number of factors, including the ability of Clearwire to successfully integrate the businesses of Clearwire and its acquisitions or partners; the effectiveness of Clearwire’s implementation of its business plan, the market’s acceptance of Clearwire’s new and existing products and services, risks associated with management of growth, reliance on third parties to supply key components of Clearwire’s services, attraction and retention of employees, variability of quarterly operating results, competitive factors, other risks associated with acquisitions, changes in demand for Clearwire’s service or product offerings, financial stability of Clearwire’s customers, the ability of Clearwire to meet its contractual obligations to customers, including service level and disaster recovery commitments, changes in government laws and regulations; risks associated with rapidly changing technology; the risk that the transactions described above are not consummated; as well as the other risks identified in Clearwire’s filings with the SEC, including, but not limited to, its Annual Report on Form 10-K for the year ended December 31, 2007 and Quarterly Reports on Form 10-Q, copies of which may be obtained by contacting Clearwire’s Investor Relations department at (425) 216-4735 or at Clearwire’s web site at www.clearwire.com. We undertake no duty to update any forward-looking statement to conform the statement to actual results or changes in Clearwire’s expectations after the date of these filings.
###
     On September 9, 2008, John Butler, the CFO of Clearwire Corporation, presented the following presentation at the Jefferies Communications Conference.

Clearwire Corporation John Butler, Chief Financial Officer Jefferies Communications Conference September 9, 2008

Forward Looking Statements
Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of the securities laws. The statements in this presentation regarding future financial and operating performance and financial condition; agreements between Sprint and Clearwire and the benefits to Clearwire of the arrangements contemplated by the agreements; plans for the development and deployment of a broadband network based on WiMAX technology; the timing, availability, capabilities, coverage, and costs of the WiMAX network; products and services to be offered on the WiMAX network; the expected closing date of the transaction; and other statements that are not historical facts are forward-looking statements. The words “will,” “would,” “may,” “should,” “estimate,” “project,” ”forecast,” “intend,” “expect,” “believe,” “target,” “designed” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are projections reflecting management’s judgment and assumptions based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Future performance cannot be assured. Actual results may differ materially from those in the forward-looking statements due to a variety of factors, including, but not limited to: the ability of Sprint and Clearwire to complete the merger and other transactions contemplated by the definitive agreements and satisfy the conditions thereunder, including obtaining Clearwire stockholder, FCC and Department of Justice approvals; the uncertainties related to the implementation of each company’s respective WiMAX business strategies; the costs and business risks associated with deploying a WiMAX network and offering products and services utilizing WiMAX technology; the inability of third-party suppliers, software developers and other vendors to perform requirements and satisfy obligations necessary to create products and software designed to support WiMAX features and functionality, under agreements with one or both of Sprint and Clearwire; the impact of adverse network performance; other risks referenced from time to time in Clearwire’s filings with the Securities and Exchange Commission, including in the Form 10-K for the year ended December 31, 2007, and the Form 10-Q for the quarter ended June 30, 2008, in Part I, Item 1A, “Risk Factors.” Clearwire believes the forward-looking statements in this presentation are reasonable; however, you should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date of this presentation. Clearwire is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this presentation.
Important Additional Information will be Filed with the SEC In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the Securities and Exchange Commission. CLEARWIRE SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED TRANSACTIONS. The final proxy statement/prospectus will be mailed to shareholders of Clearwire. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, or by directing a request to Clearwire Investor Relations at investorrelations@clearwire.com or (425) 216-4735. In addition, investors and security holders may access copies of the documents filed with the SEC by Clearwire on Clearwire’s website at www.clearwire.com, when they become available.
Participants in Solicitation
Sprint, Clearwire and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information concerning Sprint’s participants is set forth in the proxy statement dated March 27, 2008 for Sprint’s 2008 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Clearwire’s participants is set forth in the proxy statement dated April 29, 2008 for Clearwire’s annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Sprint and Clearwire in the solicitation of proxies in respect of the proposed transactions will be included in the registration statement and proxy statement/prospectus contained therein, to be filed with the SEC. Once filed, those documents will be available free of charge at the websites of the SEC and Clearwire.

Seamless Nationwide 4G Communications
Mobile Broadband Mobile Voice Residential Broadband Residential Voice

Launching New WiMAX Markets
Consistent Progression with Strong Momentum Dec. 2005 Dec. 2006 Dec. 2007 June 2008 Markets Deployed 2536 5050 Total Covered POPs 4.6MM9.6MM16.3MM16.8MM 62,300 206,200 394,400 461,000 Consolidated Subscribers Consolidated ARPU (1) $27.42 $35.06 $36.81 $38.11 EBITDA Positive Markets — 4 24 31
(2)
Consolidated Spectrum 10.7Bn 20.7Bn 23.8Bn 24.5Bn Portfolio (MHz/POPS)
Initial 25 Markets(3) demonstrating strong scalability and profitability posting 77% Gross Margin and 34% Market EBITDA Margin for Q2 2008
(1) ARPU for 12 months YTD ended December 2005, 2006 and 2007 and for six months YTD ended June 2008.
(2) Market level EBITDA is a non-GAAP measure defined as Earnings before Taxes, Interest, Depreciation, and Amortization. (3) Initial 25 Markets are all domestic markets launched prior to beginning of 2006.

Launching New WiMAX Markets

Clearwire’s Spectrum Advantage - Average nationwide spectrum position of >120 MHz (2)
2.5 GHz Spectrum Advantages Spectrum Holdings (U.S. Carriers)
Bn MHz-POPs
50
· Depth to deliver
>42 broadband content 2.5 GHz 198 MHz (1) and services WiMAX 40
· 2.5 GHz well positioned globally
30 27.9
(3) 24.0
4.5
>42 18.2
PCS/Cellular • Primarily used 20 8.5 95 MHz (1) for voice AWS/ESMR
23.4
10 18.2 15.5 3.2
2.7
· No single bidder
0.1
700 MHz acquired more 3.2 2.6 22 MHz (1) 0 Auction than 22 MHz FDD
(2)
per operator nationwide
Existing Spectrum 700 MHz Spectrum
Source: SNL Financial Database as of May 2008 (1) Represents largest holding by a carrier.
(2) Represents Clearwire’s currently estimated spectrum position post closing. (3) Includes spectrum acquired from Aloha Partners.

Spectrum Depth Drives Enhanced Services and New Capabilities

30 MHz	60 MHz	120 MHz
▪ 2-4 Mbps end-user experience. ▪ Mobile VoIP service. ▪ Ancillary services: Email, IM, Push to x, etc. ▪ Mobile broadcast video (~20 channels).	▪ 4-6 Mbps end-user experience. ▪ Video on demand for mobile media players. ▪ Mobile video conferencing. ▪ Advanced telematics and vehicle infotainment. ▪ Mobile broadcast video (~40 channels).	▪ 6-15 Mbps end-user experience. ▪ HD Video on demand for mobile media players. ▪ CD quality streaming audio. ▪ Massively Multiplayer Online Gaming (MMOG). ▪ Heavy user and player created content: video blogging, MMORPG, etc. ▪ Mobile broadcast video (~90 Channels).

©2008 Clearwire. All rights reserved.

7

clearwire
life unwired.

WiMAX Device Ecosystem Readiness
Building the first real open network business model for devices and applications
Over 100 Certified Devices in next 6-12 months
Source: Industry press releases of committed product intentions or announcements.

Typical Market Rates Illustrative Revenue per MB Initial Markets
Residential •34% Market EBITDA
$20 — $ 45 $0.01 •13% Household
Broadband
Residential Voice $20 — $ 35 $0.15 15x
Mobile Broadband $39 — $ 79 $0.06 6x
Mobile Voice $30 — $ 99 $0.25 25x
Mobile ?? ??
Entertainment
Potential Monthly
Spend On Multiple $109 — $ 258
Services (2)
(1) Initial markets are domestic markets launched prior to 2006.
(2) Total of customer monthly spend at typical market rates across all listed services; not a projection of Clearwire ARPU.

Selected Single Market Performance(1)
Subscribers Household Penetration

Strong Initial Market Performance(1)
Subscribers Household Penetration

Projected Build and Subscriber Growth

Vision of Clearwire’s Potential

The New Clearwire – On Track for Q4 08 Closing
(1) Ownership percentages based on in-the-money fully diluted shares assuming a final price of $20 / share and 725MM total in-the-money fully diluted shares. Actual ownership will depend on actual price of investment by strategic investors between $17 and $23 per share depending on price of the company over the measurement period.
(2) Additional $10MM to be invested by Trilogy Equity Partners.

Bringing All of the Pieces Together